Exhibit 99.7

Mining Mining is responsible for securing the coal feedstock for the Southern Africa integrated value chain, mainly for gasification but also to generate electricity and steam. By doing this, we convert low-cost coal to higher-value products. Overview SALIENT FEATURES Safety performance marred by three tragic work-related fatalities Business improvement programme yielding higher productivity and cost efficiency Higher external coal purchases and reduced export sales to enable continuous supply to the Sasol value chain Acquired additional mining rights, ensuring sufficient coal reserves to supply Secunda to 2050 Reached three-year wage agreement with trade unions, in support of maintaining labour stability and an uninterrupted coal supply Extended homeownership programme, benefiting 140 employees since January 2016 Increased engagement with our people, particularly on safety and B-BBEE transactions 2018 marked the second of two very challenging years at our mining operations. 2017 was marred by a prolonged labour strike which impacted productivity, employee morale and engagement and led to several cost increases. In 2018, our operations were affected by three tragic work-related fatalities, those of Mr Dumisani Sibanyoni on 6 December 2017, Mr Mandla Mahlangu on 24 January 2018 and Mr Nefthali Sepeame on 9 February 2018. Safety remains our top priority and we are deeply concerned about these fatalities. In the year, we took decisive action to refocus on safety. We implemented a complete work stoppage to pause and reflect on our safety performance and carried out a month-long safety campaign to identify the root causes and learnings of high-severity incidents, which we are sharing across our operations. Given the fatalities and work stoppages, productivity declined. However, to enable an uninterrupted supply, we purchased coal from third parties and reduced sales of export coal. To ensure continuity of coal supply to Secunda Synfuels until 2050, we secured a mining right for Block IV at Syferfontein colliery and received approval from the Department of Mineral Resources to acquire two important reserves – Alexander and Rietfontein. We are committed to creating a safe place for our employees to work and to restore productivity. To this end, we implemented a business improvement plan aimed at improving productivity to levels last seen in 2011 and reducing costs through digitalisation and improving our work processes. We started to see some of the early benefits of the programme, with increased productivity from March 2018. Our employees are more positive and leaders are spending more time in mining operations to coach, mentor and support our people. For the first time ever, we reached a multi-year wage agreement with all our participating trade unions, which will support labour stability in our operations. We continued to build our relationships with all stakeholders and embarked on leadership capability development for management and union leaders. Looking ahead the year ahead, as our R14 billion mine replacement programme nears completion, achieving safe operations remains our top priority. We continue our work to ensure our long-term sustainability by also maintaining our compliance th B-BBEE ownership requirements as well as securing the least-cost, optimum-quality coal for our Secunda operations to 50. We are monitoring regulatory requirements and continue participate in related discussions through the Minerals uncil South Africa. As part of our digitalisation efforts, we are implementing solutions to better integrate all mining erations and monitor machines and people more accurately. e remain focused on strengthening our relationships with recognised trade unions, government and our fenceline mmunities. Saleable production External purchases Unit cost per production ton 8,0 70 60 50 40 30 20 10 0 8 7 6 5 4 3 2 1 0 400 300 270 200 100 0 14 15 16 17 18 14 15 16 17 18 14 15 16 17 18 mm tons mm tons R/ton 39,739,2 40,3 36,0 37,2 284 231226 227 5,4 5,15,0 6,7 In wi 20 to Co op W co

Exploration and Production International Exploration and Production International (E&PI) develops and manages the Group’s upstream interests in oil and gas exploration and production. We have assets in South Africa, Mozambique, Gabon and Canada. Performance summary Our existing operations in Mozambique and Gabon benefited from higher prices, however volumes were impacted by lower demand in Mozambique and the natural decline of the field in Gabon. Earnings before interest and tax was lower due to the impairment of our Canadian shale gas operations of R2,8 billion and the impairment of the Mozambique PSA project of R1,1 billion. In line with our strategic objectives, we continued to pursue the development of the PSA and explore for opportunities in West Africa. Our capital allocation framework guides us in first de-deleveraging the balance sheet and then looking for smaller investments to grow the portfolio. We are advancing the process to sell our Canadian shale gas assets and will make further announcements once the process is further advanced. In Mozambique, we completed all the defined activities in the field development plan (FDP) licence area. Results for phase 1 showed that oil production would likely be at the low to mid-range presented in the FDP while gas volumes were within the FDP’s ranges. We are evaluating the future monetisation of the project and have already realised substantial capital savings by scaling back the oil development. Engagements have continued to enable the Central Termica de Temane or CTT, previously known as Mozambique Gas to Power (MGtP), to which the phase 1 gas volumes are committed. Phase 2 appraisal drilling results indicate gas volumes to be lower than initial estimates. After a successful annual shutdown in March 2018, our Petroleum Production Agreement (PPA) facilities continued to meet the production volumes in their gas sales agreements. Regrettably, we reported a work-related fatality. Mr Nelson Alberto Vilanculo, an employee of a service provider at our PSA drilling rig site, was fatally injured in a vehicle accident on 25 August 2017. Safety remains our top priority. In Gabon, we focused on maximising the efficiency of the Etame Marin Permit asset and extending the producing licence beyond 2021. In line with our strategy, we farmed into the DE8 block, acquiring a 40% working interest and drilled one exploration well which was written off. We are actively looking at other licences in the region. This is part of our goal to acquire early, high-equity positions in exploration assets to provide portfolio leverage through early cycle exploration farm-outs to defray capital and risks. SALIENT FEATURES Safety performance impacted by a tragic fatality in Mozambique Advanced work in Mozambique, completed drilling campaign in PSA licence area and maintained stable gas production at PPA facilities Spent R48,2 million on social investment in Mozambique Refocused portfolio, commenced with disposal process for Canadian shale gas assets Recorded 12% decline in Gabon production as a result of the field’s natural decline Normalised EBIT* of R270 million Sustained US$ profitability in Mozambique due to higher sales prices Looking ahead hieving zero harm remains our top priority as we reshape E&PI into a fully-fledged oil and gas company d restructure the portfolio for growth. In Mozambique, we continue to work to sustain our relationships, nsolidate existing assets and pursue additional ploration licences. We are considering partnerships th other oil and gas operators to secure the feedstocks required by Sasol’s South African plants up to and well yond 2050 and to maximise shared value with that untry’s government. In Central and West Africa, we are rsuing both development-ready and producing assets, rtnering with independent, small to medium-sized players to extract value. Mozambique Gabon 600 400 200 0 (200) (400) (600) (B00) (1000) (1200) Canada 0 15 16 17 18 1 990 1 970 537 2000 1800 1600 1400 1200 1000 800 600 400 200 0 295 (500) (1000) (818) (1500) (2000) (2500) (2 449) 15 16 17 18 15 16 17 1B * Normalised earnings represent reported EBIT adjusted for remeasurement items and the closing rate translation effects based on information contained in the published Group consolidated annual financial statements for the year ended 30 June 2018. EBIT Rm EBIT Rm EBIT Rm (1 124)(994) 1 128 1 847 1 128 (746) (1 075) Ac an co ex wi be co pu pa

# OPERATIONS



**Bernard Klingenberg**
*Executive Vice-President Operations*

## SALIENT FEATURES

- **Improve safety** performance across all operations
- Commissioned **17th air separation unit** at Secunda
- Insulated **500** Reconstruction and Development Programme (RDP) **houses** in an offsetting project in Secunda
- **Lower production volumes** due to planned and unplanned plant interruptions in Secunda and Natref
- Higher volumes at **FT wax facility in Sasolburg**, Eurasian operations and in the US after start-up of HDPE joint venture
- Progress in executing on **environmental compliance roadmaps** of volatile organic compounds (VOCs) in Secunda
- **Advanced operational** and business readiness work in US ahead of LCCP start-up
- Focus on gender diversity, with **126 women** joining Secunda Synfuels

**Operations consists of our core chemical and petroleum product manufacturing assets. In Southern Africa these are Secunda Synfuels, Secunda Chemicals, Sasolburg, Satellite and Natref Operations. Internationally they include facilities in the US, Europe and Asia. The value proposition of these operation hubs lies in our ability to integrate and operate complex technologies at scale, with world-class product quality and cost advantages.**

## Performance summary

In line with our aim of ensuring safe, reliable and environmentally compliant facilities, our operations focused on optimising their processes, improving efficiency and promoting safety and culture transformation in the workplace. Our safety performance improved by 7%, largely because of safety awareness campaigns and a zero-tolerance approach to safety incidents. At the same time, we focused hard on embracing gender diversity and had 126 women join Synfuels Operations in the year. We also made various appointments of women to leadership positions across our operations.

Our operational performance was negatively impacted by unplanned Eskom electricity supply interruptions, as well as other plant outages and planned maintenance shutdowns. This resulted in a 3%, 1% and 9% decline in production volumes at Secunda Synfuels, Secunda Chemicals and Natref respectively. Sasolburg Operations increased production volumes by 2%, supported by our expanded wax facilities. Stronger product demand and greater plant availability led to a 3% increase in the production volumes of our Eurasian Operations, where a number of high-margin, low-volume marginal expansion projects started up. In the US, our HDPE joint venture reached beneficial operation and we advanced work in preparation of the start-up of the LCCP.

We made good progress on a number of environmental compliance projects across Southern Africa. At Secunda, we commissioned the last of the seven regenerative thermal oxidisers of the project for the abatement of VOCs amounting to R3,4 billion. We are investigating or developing technologies towards the abatement of various air emissions as well as options to reduce our waste footprint. Outside the factory fence, we are implementing offset projects including the insulation of houses, waste removal and vehicle emission testing.

Together with Group Technology we also insulated 500 Reconstruction and Development Programme (RDP) houses as part of an environmental offsetting project. In Sasolburg, we cleaned up 100 illegal waste dumps, converting one into a playground. We supported job creation by giving away ash for brickmaking and road construction and extended our investment in neighbouring communities, by building a clinic, upgrading a provincial hospital, introducing a mobile science laboratory and providing bursaries. We remain committed to uplifting our fenceline communities and building partnerships to work together for the better of the community.

## Looking ahead

Together with Group Technology we are investigating various solutions to meet South Africa's new plant standards for air quality, as well as new waste laws. We are growing our clean fuels and octane capabilities and continuing to progress with the construction of our R6 billion sixth fine ash dam and the R3,7 billion coal tar filtration east project to address the single point failure business risk related to the existing coal tar filtration unit, as well as to increase tar-processing capacity. Secunda Synfuels has around 70 smaller environmental and safety projects in progress and planned over the next two financial years. We are also investigating digital opportunities to improve and manage the health of our equipment through predictive maintenance plans. We are preparing for a total full shutdown in September 2018, which will see approximately 20 000 contractors on site and will affect production volumes.

We expect the positive Natref performance over the six months to continue into 2019. We have invested R1,5 billion over the past two years at Natref to improve plant stability and replace significant machinery. With a planned shutdown scheduled for May 2019, Natref expects higher volumes in 2019. The extension of the shutdown cycles is expected to improve Natref's plant availability and reduce capital requirements in the long term. In China, we plan to start-up our new ethoxylation facility in the second half of 2019, increasing output twofold. In the US, we expect the first units of the LCCP to start-up in the second half of calendar 2018.

# Chemicals Business



We are a truly global business supplied from operations in Europe, United States, South Africa and China. Base Chemicals markets commodity chemicals from our upstream Fischer-Tropsch, ethylene and propylene value chains.

## SALIENT FEATURES

- Sales volumes at Performance Chemicals up by 1%; Base Chemicals sales volumes down 1%
- Benefited from start-up of HDPE joint venture facility in US, first full year of hard wax expansion project and increased alumina capacity
- Product demand and US margins remain strong
- Improved customer experience through our Digital Catalyst programme
- Drove business readiness for the start-up of the LCCP

## Looking ahead

Our strategy is to focus our Performance Chemicals portfolio on areas where we have industry-leading proprietary technologies and competitive advantage. We want to leverage low-cost feedstock to create high-value chemicals.

In the near term we will work to deliver value from the LCCP, as well as invest in capacity optimisation and differentiation across the chemicals portfolio, building on existing technology platforms. We continue to further develop the market for the new FT wax streams and look forward to the start-up of the new ethoxylation plant in China in the second half of 2019.

We are well positioned to generate value-based growth through our competitive and diverse products, application expertise and close customer relationships. In Performance Chemicals, in addition to the homecare, laundry and personal hygiene markets, our six carefully selected specialty chemical end-markets are growing strongly. We will investigate opportunities to expand our portfolio through organic incremental investments, further differentiation and carefully considered inorganic acquisitions and partnerships. In Performance Chemicals we are looking, in particular, to grow in specialty alcohols and corresponding surfactants, high and ultra-high purity alumina and FT-derived specialty waxes.

## Performance summary

Higher sales volumes and stronger commodity chemical prices supported the performance of our Chemicals Business, but the stronger rand exchange rate, impact of technical and weather-related supply constraints and the start-up costs associated with our growth projects dampened gains in earnings.

We continued to focus our Performance Chemicals portfolio in line with our strategy and divested of Alexandria Wax Products Company (an Egyptian joint-stock company). Performance Chemicals sales increased 1%, benefiting from a stronger market demand and production from the expanded Fischer-Tropsch (FT) wax facilities at Sasolburg as well as from the completion of a project at Brunsbüttel that increased Sasol's alumina hydrate production capacity. Earnings before interest and tax (EBIT) decreased by 7% to R8,2 billion.

In Base Chemicals in line with our strategy and asset review process, we disposed of our joint venture in Malaysia and realised a profit of R864 million. We continued to compete successfully based on cost-efficient value chains that are backward-integrated into ethylene and coal feedstock. Sales benefited from the start-up in November 2017 of our Gemini HDPE joint venture in the US.

By streamlining business processes and systems and building organisational capacity, management focused on getting the business ready ahead of the start-up of the LCCP which is on track with first steam production in July and expected start-up date of the remainder of the manufacturing units in the second half of the 2019 calendar year. We concluded the appointment of our channel distribution partners for the new US polyethylene output. A successful HDPE market entry augers well for the new LCCP polyolefin volumes. We made good progress in our Digital Catalyst programme to transform the customer experience using digital platforms, enabling closer collaboration to better anticipate customer needs and improve on their expected services. We have a long-term commitment to promote improved sustainability and the move to a lower-carbon environment.

Sales volumes


ktpa*
3500
3000
2500
2000
1500
1000
500
0
3 367
3 118
3 413
3 233
3 363
3 257
16
17
18

Earnings before interest and tax


Rm*
12 000
10 000
8 000
6 000
4 000
2 000
0
5 606
10 156
6 862
8 763
588
8 183
16
17
18

Earnings before interest and tax margin


%*
20
15
10
5
0
13
15
18
13
1
12
16
17
18

■ Base Chemicals ■ Performance Chemicals

* The financial results have been restated for the transfer of the US ethylene business from Performance Chemicals to Base Chemicals

# Energy Business



In Southern Africa, the Energy Business markets and sells liquid fuels, pipeline gas and electricity. Internationally, we manage Sasol's gas-to-liquids (GTL) business ventures, our gas-to-liquids technology produces unique and superior quality molecules which can be utilised in high margin applications.

## SALIENT FEATURES

- Improved safety performance, with recordable case rate down to 0,23
- Added 12 new Retail Convenience Centres
- Normalised cash fixed costs increased by 1,9% below inflation
- EBIT* margin up 1%, supported by higher refined product prices, despite lower sales volumes and stronger rand
- Lower liquid fuel sales due to interruptions at Secunda Synfuels and Natref
- Natref showing signs of strong delivery
- Lower gas sales volumes due to drop in demand
- Stepped up work to deliver cleaner fuels; established dedicated team to drive an integrated effort
- Sasol Oil achieved a level 3 B-BBEE score, up from level 7 in 2017
- ORYX GTL achieved capacity utilisation at 95%
- NERSA launched an application to Constitutional Court following Supreme Court of Appeal ruling on NERSA approved maximum gas prices and transmission tariffs

## Looking ahead

**We are embedding our Continuous Improvement initiative to further reduce costs to enhance value and our robustness, focusing on simplification and improved efficiency through digital platforms. We are pursuing opportunities to grow our retail marketing channel in Southern Africa through organic growth as well as possibly through an acquisition of an existing network of sites.**

**In our efforts to continuously enhance customer experience and broaden our RCC offerings, we are investigating new digital and advanced mobility customer offers. We continue our work to deliver an optimal clean fuels solution for both Secunda Synfuels and Natref to ensure that we remain both relevant and competitive in a rapidly changing environment. However, we believe that financial support mechanisms must be developed through agreement between industry and the South African government to enable the sustainability and delivery of cleaner fuels from South African refineries. We are committed to promoting improved sustainability and are investigating all sustainable gas monetisation options in Mozambique, aligned to opportunities that meet both Sasol and Mozambican government objectives. In Qatar, we remain focused on maintaining high utilisation rates and an excellent safety record. In Nigeria, we continue to support the increased utilisation of EGTL.**

* Earnings before interest and tax (EBIT).

## Performance summary

Every day, vehicles fill up with Sasol fuel across 399 sites, making Sasol one of the strongest brands in South Africa. In line with our strategy to increase our South African retail presence and maximise margins, we opened 12 new Sasol RCCs in the year. Brand Finance confirmed Sasol as one of the most valuable brands in South Africa in 2018, positioning us to extract additional value from our retail asset. At year end, we marketed 33% of Sasol production through our own retail outlets and commercial channels.

Our loyalty schemes, such as that linked to Absa rewards, are helping strengthen customer relationships in key markets, with Absa reward members tending to shop more frequently and spend more per visit. Sasol's innovative technology has created Sasol Turbodiesel™ ULS 10ppm, a first-to-market diesel. This, together with a Sasol proprietary deposit-control additive, ensures the cleanest diesel available in South Africa and ultimately improves fuel economy.

In a challenging South African retail liquid fuels market, liquid fuel sales volumes declined due to lower volumes from Secunda Synfuels and Natref. Through focused efforts at Natref, we turned around the business performance and saw an increase in production volumes in the second half of the year. We expect this positive trend to continue. EBIT benefited from higher refined product prices, partially offset by a stronger rand. Cash fixed costs normalised for the impact of the power purchase agreement with Eskom coming to an end in 2017, increased by only 1,9%, which is well below inflation, a result of strict cost control.

Gas sales to the external market declined by 3%, due to lower demand in Mozambique. The available gas was, however, utilised internally in our integrated value chain.

ORYX GTL delivered a strong production performance, with an average utilisation rate of 95%, growing volumes by 1% and contributing R1,2 billion to Energy's EBIT. We started investigating options to channel some existing GTL product volumes to new niche applications in high quality base oils. In Nigeria, the efforts of Escravos GTL (EGTL) to reduce costs and improve plant efficiency progressed well, with a marked improvement in average utilisation rates. This resulted in 75% higher production in the fourth quarter compared to the third. In line with our value-based strategy, we scrapped plans to pursue a US GTL project or any other greenfield GTL project.